UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Provisional Earnings in Separate Financial Statements Base

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

(In trillions of KRW)

		Q3 2026	Q2 2026	Changes over Q2 2026	Q3 2025	Changes over Q3 2025
Revenue	Amount	9.96	9.42	5.8%	8.80	13.2%
	Yearly Amount	28.31	—	—	26.71	6.0%
Operating Profit	Amount	0.46	0.27	66.1%	0.58	-22.1%
	Yearly Amount	0.94	—	—	1.44	-34.7%
Profit before Income Tax	Amount	0.06	0.05	2.8%	0.55	-90.0%
	Yearly Amount	0.35	—	—	1.21	-70.8%
Profit	Amount	0.01	0.06	-85.6%	0.42	-98.1%
	Yearly Amount	0.24	—	—	0.92	-73.4%

*

The above earnings information is prepared on a separate basis in accordance with K-IFRS, and the independent auditors’ review has not been finalized. Therefore, the earnings information is subject to change during the review process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: November 2, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President